UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

14041177

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
APR 29 2014
Washington DC
404

SEC FILE NUMBER
8-22371

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/2013 (MM/DD/YY) AND ENDING 02/28/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
OSCAR GRUSS & SON INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

292 MADISON AVENUE
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DEEPAK TEJWANEY 212-514-2432
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECEIVED 2014 JUL -9 PM 2:22 SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DEEPAK TEJWANEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OSCAR GRUSS & SON INCORPORATED, as of February 28, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHERYL A. WILLIAMS
Notary Public, State of New York
No. 01WI6292938
Qualified in Kings County
Term Expires November 12, 2017

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

Independent Auditor's Report

To the Board of Directors and Stockholders
Oscar Gruss & Son Incorporated and Subsidiaries
New York, New York

Report on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Oscar Gruss & Son Incorporated and Subsidiaries (the "Company") as of February 28, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this consolidated financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Oscar Gruss & Son Incorporated and Subsidiaries as of February 28, 2014 in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

New York, New York
April 28, 2014

Oscar Gruss & Son Incorporated and Subsidiary

Consolidated Statement of Financial Condition
February 28, 2014

ASSETS	
Cash and Cash Equivalents	$ 1,511,362
Receivable From Clearing Broker	658,532
Commission Receivable From Other Broker-Dealers	3,945
Property and Equipment (net of accumulated depreciation of $532,368)	244,485
Income Tax Receivable	96,000
Other	225,107
Total assets	$ 2,739,431
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accrued compensation payable	$ 122,118
Accounts payable and accrued expenses	306,308
Other	8,340
Commitments and Contingencies (Note 10)	
Subordinated Borrowings (Note 6)	3,000,000
Stockholders' Equity:	
Common stock - no par value; authorized 20,000 shares, issued and outstanding 16,536 shares	433,931
Retained earnings	(1,131,266)
Total liabilities and stockholders' equity	$ 2,739,431

See Notes to Consolidated Statement of Financial Condition.

Note 1. Operations and Principal Business Activity

Organization: Oscar Gruss & Son Incorporated (the "Broker-Dealer") is registered with the Securities and Exchange Commission (the "SEC") as an introducing broker-dealer and is a member of various exchanges and associations, including the NYSE Euronext and the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Broker-Dealer's transactions are executed with, and on behalf of, institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans and other financial institutions.

Oscar Gruss (1996) Ltd., Tel Aviv, Israel (the "Subsidiary") is a wholly owned subsidiary of the Broker-Dealer.

The financial statements of the subsidiary are consolidated with these financial statements of the Broker-Dealer. All material intercompany accounts and transactions are eliminated in consolidation.

The Broker-Dealer and the Subsidiary are collectively hereinafter referred to as the "Company".

Operations: As an introducing broker-dealer, the Company provides services for the purchases and sales of securities. All Company and customer transactions are cleared on a fully disclosed basis through an independent broker-dealer. The Company pays this broker-dealer various charges and fees for clearing services provided. All customer-related balances are carried on the books of the clearing broker. The Company carries no margin accounts and does not hold funds or securities for, or owe money or securities to, customers. In the event a customer is unable to fulfill its contractual obligation to the clearing broker, the Company may be exposed to off-balance-sheet risk. The Company is engaged in a single line of business as a securities broker-dealer in riskless principal transactions.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c-3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation: The Company follows accounting principles generally accepted in the United States of America ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operation, and cash flows.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment: Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Cash and Cash Equivalents: The Company maintains cash in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. The Company's cash equivalents are highly liquid investments with an original maturity of three months or less as of acquisition.

Revenue and Expense Recognition: Securities transactions and the related revenue and expenses are recorded on a trade-date basis as securities transactions occur.

Note 2. Summary of Significant Accounting Policies (Continued)

Foreign Currency: Assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Gains or losses resulting from foreign currency transactions are included in firm commission revenue on the consolidated statement of income. Commission revenue and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

Income Taxes: The Company's provision for income taxes is based on all items included in income as reported for financial statement purposes. Deferred income taxes are provided for on items that are reportable in a different period for income tax purposes. Deferred income taxes relate primarily to tax paid in earlier years, differences in accounting for depreciation, net operating losses ("NOL") and amortization and rent expense.

FASB Accounting Standards Codification ("ASC") Topic 740 ("ASC 740"), *Income Taxes*, provided guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not of being sustained when challenged or when examined by the applicable tax authority. Tax positions deemed not to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended February 28, 2014, management has determined that there are no uncertain tax positions.

With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for years before 2011.

Oscar Gruss (1996) Ltd. operates in foreign jurisdictions. The foreign jurisdiction imposes an income tax on those operations. Therefore, Oscar Gruss (1996) Ltd. is subject to foreign taxes in these jurisdictions.

Subsequent Events: The Company has evaluated subsequent events for potential recognition and/or disclosure through April 28, 2014, the date the financial statements were available to be issued.

Note 3. Fair Value Measurements

FASB ASC Topic 820 ("ASC 820") defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Quoted prices that are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability;

Level 3: Prices, inputs or exotic modeling techniques that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

Note 3. Fair Value Measurements (Continued)

As required by ASC 820, investments are classified within the level of the lowest significant input considered in determining fair value. The Company has an investment in a money market fund that is included in cash and cash equivalents in the consolidated statement of financial condition in the amount of $1,403,493 and is considered Level 1.

Note 4. Receivable From Clearing Brokers

The clearing and depository operations for the Company's security transactions are provided by a broker pursuant to clearance agreements. At February 28, 2014, the receivables from the clearing broker represent cash deposit of $250,471 maintained at the clearing broker and a commission receivable of $408,061 earned as an introducing broker for the transactions of its customers.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of February 28, 2014, no material amounts were owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions. In the normal course of business, introduced customers maintain debit balances with the clearing broker. At February 28, 2014, these balances were fully collateralized by securities owned by the customers.

Note 5. Property and Equipment

Property and equipment, at cost, consists of the following:

Furniture	$ 165,372
Computers and equipment	590,950
Software	20,531
	776,853
Less accumulated depreciation	532,368
	$ 244,485

Note 6. Subordinated Borrowings

Liabilities subordinated to the claims of general creditors have been approved by the Financial Industry Regulatory Authority ("FINRA") for inclusion in computing the Company's net capital pursuant to the SEC Uniform Net Capital Rule. These loans have been established with stockholders of the Company in amounts varying from $25,000 to $987,500 and bear interest at a rate of 10% per annum; $3,000,000 are due in full on December 31, 2016.

Subordinated debt can be withdrawn by the lender at the stated maturity date or can be accelerated upon six months' notice. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing withdrawal of subordinated debt.

Under the purchase agreement dated November 25, 2013 (see Note 12), between the sellers identified therein and Makor Partners Ltd., the subordinated debt holders have waived the receipt of interest under the subordinated loan agreement from and after March 1, 2013, provided that the transaction described in the purchase agreement is consummated.

Note 7. Net Capital Requirements

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC.

The Company has elected to compute its net capital under the alternative method. This rule requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000, or an amount based on the number of and price of underlying securities in which it makes a market. Although the Company stopped making markets effective October, 2012.

At February 28, 2014, the Company had net capital of $1,742,770, which was $1,492,770 in excess of the minimum net capital required.

Note 8. Related Party Transactions

The Company's lease agreement for its New York office, expiring August 2015, was assigned to a related entity effective November 1, 2012. The related entity makes rent payments directly to the landlord.

Note 9. Profit-Sharing Plan

The Company maintains a profit-sharing plan (the "Plan") qualified under Section 401(k) of the Internal Revenue Code (the "Code") covering substantially all full-time, salaried employees of the Company. Covered employees are permitted, within limitations imposed by the Code, to make pretax and post-tax contributions to the Plan pursuant to salary reduction agreements. The Plan is a noncontributory plan.

Note 10. Commitments and Contingencies

In October 2012, the Company assigned its previous future obligation of its operating lease for its main office to a related entity. See Note 8.

In January 2014, the Company signed a new lease for its office in New York. It also obtained a formal letter of credit of $139,000 from its bankers towards the rent deposit. This letter of credit is guaranteed by the money market cash balances of the Company held with its bank.

At February 28, 2014, the Company has a formal guarantee/letter of credit available of approximately $17,000 on behalf of its Subsidiary. As of February 28, 2014, there was no outstanding balance under this formal guarantee/letter of credit.

The Company had sent a notice of cancellation to a vendor stating that it did not require a portion of certain services. The vendor disputed the Company's right to cancel and sent a demand letter to the Company. The Company believes that the claim of the vendor is without merit. The ultimate outcome of this matter is not presently determinable.

In the normal course of business, the Company is subject to various claims, litigation, regulatory and arbitration matters. Because these claims and matters are at different stages, management is unable to predict their outcomes.

Note 11. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Note 12. Purchase Agreement with Makor Partners Limited

On November 25, 2013, the shareholders of the Company who own more than 99% of its issue and outstanding shares of common stock, entered into a Purchase Agreement (the "Purchase Agreement") with Makor Partners Limited, a United Kingdom corporation ("Makor"), for the purpose of selling such shares to Makor, subject to the approval of FINRA, together with the Company's notes owned by some of them evidencing all of the Company's outstanding subordinated debt.

The Purchase Agreement provides for the sale by the Company, before the closing with Makor, of its shares of Oscar Gruss 1996 Ltd, its Israeli subsidiary, to OGSI Residual LLC, a New York limited liability company.

Note 13. Provision for Income Taxes

Income tax receivable of $96,000 included on the consolidated statement of financial condition is primarily attributable to available NOL and tax paid in earlier years that can be claimed back from the U.S. tax authorities. A valuation allowance has been established for the portion of the tax attributable to the net operating losses as it is more likely than not that such amounts will be realized.